[BEAM INC. LETTERHEAD]

May 31, 2012

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Beam Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 29, 2012

Form 8-K

Filed May 3, 2012

File No. 001-09076

Dear Ms. Jenkins:

This letter is delivered on behalf of Beam Inc. (the “Company”) in response to your letter dated May 16, 2012. For the convenience of the Staff, the Staff’s comments contained in the May 16 letter have been reproduced below immediately preceding the Company’s responses. We are also filing this letter via EDGAR.

Form 10-K for the Fiscal Year ended December 31, 2011

Notes to Consolidated Financial Statements, page 42

3. Discontinued Operations, page 48

1.	We note that the table presents the combined results of operations of the Home & Security and Golf businesses for purposes of your discontinued operations disclosure. It appears to us that the Home & Security business and the Golf business would each meet the definition of a component of an entity in ASC 205-20-20. Accordingly, please tell us why you do not present separate operational data for each of the Home & Security and Golf businesses.

Response:

The Company combined the operational data for the Home & Security and Golf businesses in its discontinued operations disclosure because we determined it appropriate to treat them as a “disposal group.” A “disposal group” is defined in ASC 205-20-20 as “... assets to be disposed of together as a group in a single transaction and liabilities directly associated with those assets that will be transferred in the transaction.”

While known as Fortune Brands, Inc., the Company was a diversified consumer products company operating in three business segments – distilled spirits, home and security products, and golf equipment. On December 8, 2010, the Company announced a separation plan for the Company’s three segments (the “Separation”). The Separation was approved by the Board of Directors as one transaction with the purpose of redefining Fortune Brands as a pure-play spirits company. The announced Separation included the tax-free spin-off of the Home & Security business into an independent publicly-traded company and the sale or tax-free spin-off of the Golf business, with the continuation of the Company as an independent publicly-traded spirits company. The Company completed the sale of the Golf business on July 29, 2011 and completed the spin-off of the Home & Security business ten weeks later on October 3, 2011 (the first day of the Company’s fourth quarter). Following completion of the Separation, the Company changed its name from Fortune Brands, Inc. to Beam Inc.

The Company views the two disposed businesses as a single disposal group because the disposition of both businesses was inherent in executing its plan to become an independent publicly-traded spirits company. Significant financial impacts related to the Separation were disclosed in the notes to the financial statements (e.g., gain on sale of the Golf business, accounting treatment for the spin-off of the Home & Security business, combined sales and financial data, and combined fees and expenses for executing the Separation). The Company views the spin-off of the Home & Security business and sale of the Golf business as one transaction and believes that this view is commonly shared by investors.

Historical operational data for both businesses are available to investors in the Company’s interim and annual financial statements filed with the SEC for periods preceding the Separation, in both the historical segment information and discontinued operations interim and year-end disclosures. In addition, because both businesses had operating profits for all periods presented, disaggregating the income from operations of the two businesses does not materially change the disclosure of historical performance (i.e., losses of one business were not offset by income from the other business). As such, the Company concluded that disaggregating the operational data of the Home & Security and Golf businesses would not significantly enhance the usefulness of its financial statements.

Items 2.02, 7.01 and 9.01 Form 8-K filed on May 3, 2012

Exhibit 99.1

Reconciliations of GAAP to Non-GAAP Measures (Unaudited), page 9

2.	We note that the titles of your non-GAAP measures are the same as those used for your GAAP measures (e.g., income from continuing operations, operating income and diluted earnings per share – continuing operations). Please confirm to us that in future filings you will use titles and descriptions for your non-GAAP measures that are clearly distinguishable from the titles or descriptions used for GAAP measures.

Response:

The Company confirms that in future filings it will modify its reconciliations of GAAP to non-GAAP measures in the manner discussed with the Staff on May 30, 2012. Please see the Company’s response to comment #3 below.

3.	We note that you present full non-GAAP consolidated income statements for purposes of presenting your results of operations for the three months ended March 31, 2012 and 2011. We believe that the presentation of a full non-GAAP income statement attaches undue prominence to the non-GAAP information, results in the creation of many additional non-GAAP measures (e.g., non-GAAP cost of goods sold, interest expense and selling, general and administrative expense, et al.) and may give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Please confirm to us that you will not present non-GAAP consolidated income statements in future filings. Refer to Question 102.10 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations of the rules and regulations on the use of Non-GAAP Financial Measures for additional guidance. As an alternative, you may present a non-GAAP performance measure reconciled to the most comparable measure calculated in accordance with GAAP.

Response:

The Company confirms that in future filings it will modify its reconciliations of GAAP to non-GAAP measures in the manner discussed with the Staff on May 30, 2012. Specifically, the Company will (1) insert “(Non-GAAP)” in the column heading for information presented on a “Before Charges/Gains” basis; (2) include in the footnotes additional details, where appropriate, as to the individual components of its adjustments; and (3) briefly explain the method by which the Company derived the amounts for adjustments that constitute estimates.

At your request, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone me at (847) 444-7872 if you require additional information or would like to discuss the content of this letter.

Sincerely,

/s/ Robert F. Probst

Robert F. Probst
Senior Vice President and Chief Financial Officer

cc:	Mr. John Archfield
Ms. Joanna Lam